Exhibit 99.1

CANETIC RESOURCES TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO:                            THE UNITHOLDERS OF CANETIC RESOURCES TRUST

TAKE NOTICE that an Annual Meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Units”) of Canetic Resources Trust (the “Trust”) will be held in the Main Ballroom of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, the 9th day of May, 2006, at 3:00 p.m. (Calgary time) for the following purposes:

1.                                       to receive and consider the consolidated financial statements of the Trust for the fiscal period ended December 31, 2005 and the auditors’ report thereon;

2.                                       to elect the directors of Canetic Resources Inc.;

3.                                       to appoint auditors of the Trust; and

4.                                       to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not later than 5:00 p.m. Eastern Daylight Time on Friday May 5, 2006 for the purpose of the Meeting and not less than 24 hours before the time set for any adjournment thereof.

The record date for the Meeting is the close of business on March 24, 2006 (the “Record Date”). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 24th day of March, 2006.

BY ORDER OF CANETIC RESOURCES TRUST, by its
administrator, CANETIC RESOURCES INC.

(Signed) J. Paul Charron
President and Chief Executive Officer
Canetic Resources Inc.,
Administrator of Canetic Resources Trust